16004381

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2015

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico 401(k) Plan
c/o GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK Puerto Rico 401(k) Plan
(Name of Plan)

Date: 6/17/16

Ricardo DeOliveira
Plan Administrator

GSK Puerto Rico 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2015 and 2014 and Supplemental Schedule as of December 31, 2015

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because, they are not applicable.

pwc

Report of Independent Registered Public Accounting Firm

To the Administrator of GSK Puerto Rico 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico 401(k) Plan (the "Plan") at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PRICEWATERHOUSECOOPERS LLP

June 16, 2016

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets		
Investments at fair value	$ 46,738,296	$ 46,393,996
Total investments	46,738,296	46,393,996
Receivables		
Employer contributions	26,493	23,094
Participant contributions	50,209	47,710
Dividends and interest	153,978	211,788
Total receivables	230,680	282,592
Cash	10,934	10,890
Total assets	46,979,910	46,687,478
Liabilities		
Accrued management fees	2,059	5,080
Total liabilities	2,059	5,080
Net assets available for benefits	$ 46,977,851	$ 46,682,398

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan
Statements of Changes In Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions		
Investment income		
Dividends and Interest	$ 714,935	$ 792,839
Net appreciation (depreciation) in fair value of investments	(426,382)	(616,470)
Total investment income	288,553	176,369
Contributions		
Participant	1,226,440	1,279,209
Employer	621,354	673,025
Total contributions	1,847,794	1,952,234
Total additions	2,136,347	2,128,603
Deductions		
Benefits paid to participants	1,834,860	2,607,153
Administrative expenses	6,034	20,418
Total deductions	1,840,894	2,627,571
Net increase (decrease)	295,453	(498,968)
Net assets available for benefits		
Beginning of year	46,682,398	47,181,366
End of year	$ 46,977,851	$ 46,682,398

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan Document. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this investment direction and transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

Payment of Benefits
Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Company matching contributions made after July 1, 2001 may not be withdrawn until termination of employment as defined in the Plan Document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their distribution until as late as age 65.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2015 and 2014, the Company paid administrative expenses of $230,985 and $171,566, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has adopted the Update effective with the December 31, 2015 financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I removes the requirement for fully benefit-responsive investment contracts to be measured at fair value and provide reconciliation of contract value to fair value where those measures differ. Under the amendments, fully benefit-responsive contracts are measured, presented and disclosed only at contract value. Part II removes the requirement to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation/deprecation for investment by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted with retrospective application. Management has adopted Parts I and II early effective with the December 31, 2015 financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Cash

Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico, the Trustee. This is used for payment of benefit payments that were allocated to withdrawing participants as of December 31, 2015.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as defined by the FASB Accounting Standards Codification (ASC) 820. At December 31, 2014, interest bearing cash represents the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. During 2015 the Plan switched into the State Street Institutional Treasury Money Market Fund, which is a mutual fund. The State Street Institutional Treasury Money Market Fund's underlying investments include U.S Treasury bills, notes and bonds which are direct obligations of the U.S government. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Mutual funds: valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
- Interest bearing cash: valued at the NAV of shares held by the Plan at year end.
- Common collective trust funds: valued at NAV of shares held by the Plan at year end as a practical expedient.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in investment contracts through a collective investment trust fund – Vanguard Retirement Savings Trust IV, which includes investments in fully benefit-responsive investment contracts. Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. mutual funds and common stock).

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trusts).

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Common stock	$ 9,756,105	$ -	$ -	$ 9,756,105
Mutual funds	3,383,918	-	-	3,383,918
	13,140,023	-	-	13,140,023
Investments measured at net asset value as a practical expedient [a]	-	-	-	33,598,273
	$ 13,140,023	$ -	$ -	$ 46,738,296

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 241,152	$ -	$ 241,152
Common stock	10,123,268	-	-	10,123,268
Mutual funds	3,412,955	-	-	3,412,955
	13,536,223	241,152	-	13,777,375
Investments measured at net asset value as a practical expedient [(a)]	-	-	-	32,616,621
	$ 13,536,223	$ 241,152	$ -	$ 46,393,996

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits

For years ended December 31, 2015, and 2014, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	11,151,412	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Bond Index Non-Lending Series Fund (Class A)	1,948,303	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA International Index Non-Lending Series Fund (Class A)	2,417,036	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Total Market Index Non-Lending Series Fund (Class A)	915,726	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Extended Market Index Non-Lending Series Fund (Class C)	4,110,907	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I funds	6,519,319	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	6,535,570	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.
Total December 31, 2015	33,598,273			

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	10,857,219	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Bond Index Non-Lending Series Fund (Class A)	1,891,204	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	2,556,619	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA International Index Non-Lending Series Fund (Class A)	2,290,349	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	1,850,213	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Total Market Index Non-Lending Series Fund (Class A)	845,284	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust II funds	6,118,140	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	6,207,593	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.
Total December 31, 2014	32,616,621			

4. Related Party Transactions

Certain Plan investments are common collective trust funds and mutual fund managed by State Street Global Advisors (SSgA), an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, the transactions qualify as party-in-interest transactions. The trustee of the Plan is Banco Popular de Puerto Rico ("BPPR") ("The Trustee"). BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. The Trustee makes distributions from the Plan in accordance with the Agency Agreement.

The Plan invests in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"). The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by SSgA, and GSK ADS, which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2015, the Plan purchased $7,690,255 and sold $7,522,887 of the GSK Stock Fund, which included purchases of $2,486,309 and sales of $2,299,278 of GSK ADS, and received GSK ADS dividends of $585,757.

During the year ended December 31, 2014, the Plan purchased $13,626,282 and sold $13,853,388 of the GSK Stock Fund, which included purchases of $4,974,600 and sales of $5,173,993 of GSK ADS, and received GSK ADS dividends of $664,715.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 22, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012. Plan management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$ 46,977,851	$ 46,682,398
Amounts allocated to withdrawing participants	(10,934)	(26,690)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	196,590
Net assets available for benefits per Form 5500, Schedule H	$ 46,966,917	$ 46,852,298

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Total additions per the Statements of Changes in Net Assets Available for Benefits per financial statements	$ 2,136,347	$ 2,128,603
2014 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(196,590)	196,590
2013 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(183,587)
Total income per Form 5500, Schedule H	$ 1,939,757	$ 2,141,606

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 and 2014, to Form 5500:

	2015	2014
Benefits paid to participants per the financial statements	$ 1,834,860	$ 2,607,153
Amounts allocated to withdrawing participants at December 31, 2015	10,934	-
Amounts allocated to withdrawing participants at December 31, 2014	(26,690)	26,690
Amounts allocated to withdrawing participants at December 31, 2013	-	(26,597)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 1,819,104	$ 2,607,246

8. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. Subsequent Events

On January 12, 2016 $7,588,231 of participant assets and $549,785 of participant loans from Novartis Corporation Retirement Savings Plan for Puerto Rico Employees were transferred into the GSK Puerto Rico 401(k) Plan.

The Plan's management has determined that no other material events occurred subsequent to December 31, 2015 and through June 16, 2016, the date the financial statements were available to be issued, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Fair Value
*	GlaxoSmithKline plc ADS	Common stock	**	9,756,105
				9,756,105
	BlackRock T-Fund (Institutional share class)	Mutual fund	**	3,178,230
*	State Street Institutional Treasury Money Market Fund (Premier share class)	Mutual fund	**	205,688
				3,383,918
	Vanguard Retirement Savings Trust IV	Common collective trust fund	**	6,535,570
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	11,151,412
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	1,948,303
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	2,417,036
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	915,726
*	SSgA US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust fund	**	4,110,907
	Vanguard Target Retirement Income Trust I	Common collective trust fund	**	752,602
	Vanguard Target Retirement 2010 Trust I	Common collective trust fund	**	530,776
	Vanguard Target Retirement 2015 Trust I	Common collective trust fund	**	589,304
	Vanguard Target Retirement 2020 Trust I	Common collective trust fund	**	1,477,237
	Vanguard Target Retirement 2025 Trust I	Common collective trust fund	**	729,985
	Vanguard Target Retirement 2030 Trust I	Common collective trust fund	**	915,393
	Vanguard Target Retirement 2035 Trust I	Common collective trust fund	**	631,504
	Vanguard Target Retirement 2040 Trust I	Common collective trust fund	**	781,216
	Vanguard Target Retirement 2045 Trust I	Common collective trust fund	**	85,725
	Vanguard Target Retirement 2050 Trust I	Common collective trust fund	**	25,577
				33,598,273
		Total Investments		$ 46,738,296

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.